March 27, 2025

Brett Urban
Chief Financial Officer
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, PA 19422

       Re: BrightView Holdings, Inc.
           Form 10-K for Fiscal Year Ended September 30, 2024
           File No. 001-38579
Dear Brett Urban:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services